UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

1 Paya Lebar Link

#04-01 Paya Lebar Quarter 1

Singapore 408533

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Appointment of Interim Chief Financial Officer

As previously disclosed, Mr. Poh Chit Wen tendered his resignation as the Chief Financial Officer of The GrowHub Limited (the “Company”) on July 31, 2026. Mr. Poh’s resignation as Chief Financial Officer was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On October 22, 2026, the Company’s Board of Directors appointed Mr. Chan Choon Yew Lester, the current Chairman of the Board and Chief Executive Officer (the “CEO”) of the Company, to serve as Interim Chief Financial Officer of the Company, effective the same date. Mr. Chan Choon Yew Lester will continue to serve as the Company’s CEO and Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE GROWHUB LIMITED	By:	/s/ Chan Choon Yew Lester
	Name:	Chan Choon Yew Lester
Dated: October 27, 2026	Title:	Chief Executive Officer